

December 5, 2013

<u>Via E-mail</u>
Henry J. Herrmann
Chief Executive Officer
Waddell & Reed Financial, Inc.
6300 Lamar Avenue
Overland Park, Kansas 66202

> **Re:** **Waddell & Reed Financial, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 27, 2013**
> **File No. 001-13913**

Dear Mr. Herrmann:

We have reviewed your filing and have the following comments. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Fiscal Year Ended December 31, 2012</u>

<u>Item 1. Business, page 3</u>

<u>Distribution Channels, page 6</u>

<u>Advisors Channel, page 6</u>

1. We note your disclosure on page 7 that you utilize gross revenue per advisor to measure advisor productivity. This measure appears to meet the definition of a non-GAAP measure. As such, please revise your future filings to provide the disclosures required by Item 10(e) of Regulation S-K, including a quantitative reconciliation between gross revenue and the most directly comparable GAAP financial measure.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 23

Results of Operations – Underwriting and Distribution, page 30

2.   We note your disclosure of underwriting and distribution revenues and expenses
       segregated by distribution channel on pages 31-32. In an effort to provide greater
       transparency into your various revenue sources, please revise your disclosure in future
       filings to quantify the significant components of your underwriting and distribution
       revenues (e.g., 12b-1 fees, front-end load sales, fees from asset allocation products,
       insurance premiums, etc.). Consider providing these disclosures in a tabular format.

Notes to Consolidated Financial Statements, page 55

Note 2 – Summary of Significant Accounting Policies, page 55

Revenue Recognition, page 58

3.   We note your disclosure on page 15 regarding the use of "soft dollar credits" from
       broker/dealers to defray certain of your expenses. Please explain to us, and expand your
       revenue recognition policy in future filings to disclose how soft dollar arrangements are
       reflected in your financial statements (e.g., gross vs. net presentation).

4.   It appears that you have made several changes to your revenue recognition policies
       during recent periods, specifically with respect to gross vs. net presentation. These
       changes include a change to net presentation of management fee waivers in the third
       quarter of 2010 (as discussed on page 29), a change to gross presentation of technology
       fees in the fourth quarter of 2011 (as discussed on page 32), and a change to gross
       presentation of insurance premiums in the first quarter of 2013 (as discussed on page 28
       of your June 30, 2013 Form 10-Q). Please revise your disclosure in future filings *for
       each revenue source* to clearly indicate whether such revenues are recorded gross or net
       of related expenses. Please also explain how you determined that net presentation was
       appropriate for those revenue sources that are presented in this manner.

       We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

       In responding to our comments, please provide a written statement from the company
acknowledging that:

   •   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

Henry J. Herrmann
Waddell & Reed Financial, Inc.
December 5, 2013
Page 3

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Yolanda Trotter at (202) 551-3472 or Angela Connell at (202) 551-3426 with any questions.

Sincerely,

/s/ Stephanie J. Ciboroski

Stephanie J. Ciboroski
Senior Assistant Chief Accountant